March 28, 2007

Mail Stop 4561

Jeffrey D. Reid
President and Chief Executive Officer
KMA Global Solutions International, Inc.
5570A Kennedy Road Mississauga
Ontario, Canada L4Z2A9

Re: **KMA Global Solutions International, Inc.**
        Registration Statement on Form SB-2
        Filed March 12, 2007
        File No. 333-141214

Dear Mr. Reid:

        We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We note that you are registering 10,000,000 shares issued to selling shareholders who acquired the shares in a private offering under Regulation S. Please expand your disclosure on page 43 to provide the basis for your reliance on Regulation S.

2.   We note that you are registering (i) 10,000,000 shares issuable upon the exercise of common stock purchase warrants issued to selling shareholders; (ii) 1,000,000 shares issued to Incendia Management Group Inc.; (iii) 1,000,000 shares issuable upon exercise of common stock purchase warrants issued to Incendia Management Group Inc. and (iv) 2,200,000 shares issuable upon an Event of Default as defined in the Securities Purchase Agreement dated as of January 31, 2007. We further note the following:

- Your disclosure on page 43 that selling shareholders "will receive warrants to acquire an additional 10,000,000 shares" of your common stock;
- Your disclosure on page 43 that Incendia Management Group Inc. "will receive" a fee of 10% of the gross value received for the shares or 1,000,000 shares of your common stock and warrants to acquire 1,000,000 shares of your common stock; and
- Section 11 of the Securities Purchase Agreement dated as of January 31, 2007, that states "[w]ithin five trading days of an Event of Default, the Company shall issue and the Buyers and Agent shall receive 2,200,000 additional shares" of your common stock.

Please confirm that all the shares being registered have been issued and revise the disclosure accordingly. Generally, shares may not be registered for resale prior to issuance. Refer to Telephone Interpretation No. 3S(b), Manual of Publicly Available Telephone Interpretations (March 1999 Interim Supplement).

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Jennifer Gowetski at (202) 551-3401, or me at (202) 551-3495 with any questions.

Sincerely,

Elaine Wolff
Branch Chief

cc: Gary M. Brown, Esq. (*via facsimile*)
       Baker, Donelson, Bearman, Caldwell & Berkowitz, P.C.